Exhibit 5.6
PRO FORMA FINANCIAL DATA
     The following unaudited pro forma financial data reflects our historical results as adjusted on a pro forma basis to give effect to our July 2007 offerings of common units and the completion of the NOARK, Chaney Dell and Midkiff/Benedum acquisitions. The adjustments are described in the notes to the unaudited pro forma financial data.
     We accounted for the NOARK, Chaney Dell, and Midkiff/Benedum acquisitions in the unaudited pro forma financial data using the purchase method in accordance with the guidance of Statement of Financial Accounting Standards No. 141, “Business Combinations.” For purposes of developing the unaudited pro forma financial information, we have allocated the purchase prices to NOARK’s, Chaney Dell’s, and Midkiff/Benedum’s gas gathering, processing and/or transmission facilities based on their fair market value. Due to the recent date of the Chaney Dell and Midkiff/Benedum acquisitions, the purchase price allocations for these assets acquired and liabilities assumed are based upon estimated fair values, which are subject to adjustment and could change significantly as we continue to evaluate this preliminary allocation.
     The unaudited pro forma balance sheet information reflects the following transactions as if they occurred as of June 30, 2007:
•	the acquisition of control of the 100% interest in the Chaney Dell System and the approximate 73% interest in the Midkiff/Bendum System, which occurred on July 27, 2007, through the formation of two joint venture companies which own the respective systems, to which we contributed $1.85 billion and Anadarko contributed the Assets, plus $9.7 million of estimated transaction costs;

•	our private placement of 25.6 million common units to investors, including 3.8 million to our general partner, at a negotiated purchase price of $44.00 per unit, which occurred on July 27, 2007, and a $23.1 million capital contribution by our general partner to maintain its 2% general partner interest, the net proceeds of which were used to partially finance the acquisition of the Assets; and

•	the issuance of an $830.0 million senior secured term loan which matures July 2014 and a new $300.0 million senior secured revolving credit facility that matures in July 2013, which occurred on July 27, 2007, and borrowings under these facilities that were used to partially finance the acquisition of the Assets.
     The unaudited pro forma statement of income information for the year ended December 31, 2006 reflects the following transactions as if they occurred as of January 1, 2006:
•	our issuance of $30.0 million of 6.5% cumulative convertible preferred units in March 2006 and an additional $10.0 million of such units in May 2006 under a purchase agreement with Sunlight Capital Partners, LLC (“Sunlight”), the net proceeds of which we used to fund a portion of our expansion capital expenditures and repay a portion of the indebtedness under our credit facility incurred in connection with the acquisition of the remaining 25% interest in NOARK; in April 2007, in consideration for their agreement to amend certain provisions within the purchase agreement, we issued $8.5 million 8.125% senior unsecured notes due 2015 to Sunlight;

•	our acquisition of the remaining 25% ownership interest in NOARK for a net purchase price of $65.5 million, consisting of $69.0 million of cash to the seller, less the seller’s interest in NOARK’s working capital (including cash on hand and net payables to the seller) at the date of acquisition of $3.5 million, in May 2006; in connection with this transaction, Southwestern agreed to acquire the issuer of the NOARK notes and retain the obligation for the outstanding NOARK notes, which the result that neither NOARK nor us had any further liability with respect to such notes;

•	our issuance of $35.0 million of senior unsecured notes at 103% of par value in a private placement in May 2006, the net proceeds of which were used to repay a portion of the indebtedness under our credit facility incurred in connection with the acquisition of the remaining 25% interest in NOARK;

•	our issuance of 500,000 common limited partner units in May 2006, the net proceeds of which were used to repay a portion of the indebtedness under our credit facility incurred in connection with the acquisition of the remaining 25% interest in NOARK;

•	the acquisition of control of the Chaney Dell System and the Midkiff/Benedum System, which occurred on July 27, 2007, through the formation of two joint venture companies which own the respective systems, to which we contributed $1.85 billion and Anadarko contributed the Assets, plus $9.7 million of estimated transaction costs;

•	our private placement of 25.6 million common units to investors, including 3.8 million to our general partner, at a negotiated purchase price of $44.00 per unit, which occurred on July 27, 2007, and a $23.1 million capital contribution by our general partner to maintain its 2% general partner interest, the net proceeds of which were used to partially finance the acquisition of the Assets; and

•	the issuance of an $830.0 million senior secured term loan which matures July 2014 and a new $300.0 million senior secured revolving credit facility that matures in July 2013, which occurred on July 27, 2007, and borrowings under these facilities that were used to partially finance the acquisition of the Assets.
     The unaudited pro forma statement of income information for the six months ended June 30, 2007 reflects the following transactions as if they occurred as of January 1, 2007:
•	our issuance of $8.5 million of 8.125% senior unsecured notes due 2015 to Sunlight in April 2007 in consideration for their agreement to amend certain provisions within the purchase agreement for the 6.5% cumulative convertible preferred units issued to Sunlight during 2006;

•	the acquisition of control of the Chaney Dell System and the Midkiff/Benedum System, which occurred on July 27, 2007, through the formation of two joint venture companies which own the respective systems, to which we contributed $1.85 billion and Anadarko contributed the Assets, plus $9.7 million of estimated transaction costs;

•	our private placement of 25.6 million common units to investors, including 3.8 million to our general partner, at a negotiated purchase price of $44.00 per unit, which occurred on July 27, 2007, and a $23.1 million capital contribution by our general partner to maintain its 2% general partner interest, the net proceeds of which were used to partially finance the acquisition of the Assets; and

•	the issuance of an $830.0 million senior secured term loan which matures July 2014 and a new $300.0 million senior secured revolving credit facility that matures in July 2013, which occurred on July 27, 2007, and borrowings under these facilities that were used to partially finance the acquisition of the Assets.
     In connection with the Chaney Dell and Midkiff/Benedum acquisitions, we reached an agreement with Pioneer Natural Resources Company (NYSE: PXD – “Pioneer”), which currently holds an approximate 27% interest in the Midkiff/Benedum system, whereby Pioneer will have an option to buy up to an additional 14.6% interest in the Midkiff/Benedum system one year after the closing of our acquisition of Anadarko’s interest, and up to an additional 7.5% interest two years after the closing of our acquisition of Anadarko’s interest. If the option is fully exercised, Pioneer would increase its interest in the system to approximately 49%. Pioneer would pay approximately $230 million for the additional 22% interest if fully exercised. We will manage and control the Midkiff/Benedum system regardless of whether Pioneer exercises the purchase options. Also in connection with the Chaney Dell and Midkiff/Benedum acquisitions, Atlas Pipeline Partners GP, LLC, our general partner and holder all of our incentive distribution rights (“General Partner”), has also agreed to allocate a portion of its future incentive distribution rights to us in connection with the Chaney Dell and Midkiff/Benedum acquisitions. The General Partner has agreed to allocate up to $5.0 million of incentive distribution rights per quarter to us for the first 8 quarters after closing of the transaction and up to $3.75 million per quarter after the initial 8 quarter period.
     With regard to the calculation of pro forma net income (loss) per common limited partner unit, the general partner’s interest in net income (loss) is calculated on a quarterly basis based upon its 2% interest and incentive distributions, with a priority allocation of net income in an amount equal to the general partner’s actual incentive distributions paid for the respective period, in accordance with the partnership agreement, and the remaining net income or loss allocated with respect to the general partner’s and limited partners’ ownership interests.
     The unaudited pro forma balance sheet and the pro forma statements of income were derived by adjusting our historical financial statements. However, our management believes that the adjustments provide a reasonable basis for presenting the significant effects of the transactions described above. The unaudited pro forma financial data presented are for informational purposes only and are based upon available information and assumptions that we believe are reasonable under the circumstances. You should not construe the unaudited pro forma financial data as indicative of the combined financial position or results of operations that we, NOARK, the Chaney Dell System and the Midkiff/Benedum System would have achieved had the transactions been consummated on the dates assumed. Moreover, they do not purport to represent our, NOARK’s, the Chaney Dell System’s, or the Midkiff/Benedum System’s combined financial position or results of operations for any future date or period.

ATLAS PIPELINE PARTNERS, L.P. AND SUBSIDIARIES
PRO FORMA CONSOLIDATED BALANCE SHEET
(in thousands)

	Historical	Historical	Historical
	Atlas	Andadarko	Anadarko	Acquisition
	Pipeline	Chaney Dell	Midkiff/Benedum	Adjustments		Pro forma
ASSETS
Current assets:
Cash and cash equivalents	$2,435	$—	$—	$1,981,826	(a)	$10,421
				(125,423)	(b)
				(1,848,417)	(d)
Accounts receivable — affiliates	3,908	—	—	—		3,908
Accounts receivable	48,409	—	—	—		48,409
Current portion of derivative asset	—	—	—	—		—
Prepaid expenses and other	4,286	2,228	—	—		6,514

Total current assets	59,038	2,228	—	7,986		69,252

Property, plant and equipment, net	638,479	923,935	578,956	39,905	(b)	2,531,038
				351,346	(c)
				(1,583)	(c)

Note receivable	—	—	—	1,848,417	(d)	—
				(1,848,417)	(d)

Intangible assets, net	24,744	—	—	—		24,744

Goodwill	63,441	—	—	—		63,441

Other assets, net	13,464	—	—	11,518	(b)	19,901
				(5,081)	(e)

	$799,166	$926,163	$578,956	$404,091		$2,708,376

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities:
Current portion of long-term debt	$39	$—	$—	$—		$39
Accounts payable	14,311	—	—	—		14,311
Accrued liabilities	10,271	—	—	—		10,271
Distribution payable	15,706	—	—	—		15,706
Current portion of derivative liability	32,152	—	—	—		32,152
Accrued producer liabilities	29,999	—	—	—		29,999

Total current liabilities	102,478	—	—	—		102,478

Long-term derivative liability	26,223	—	—	—		26,223

Long-term debt, less current portion	368,464	—	—	845,000	(a)	1,139,464
				(74,000)	(b)

Other long-term liabilities	—	3,582	2,883	—		6,465

Minority interests	—	—	—	1,848,417	(c)	—
				(1,848,417)	(d)

Commitments and contingencies

Partners’ capital:
Preferred limited partner’s interests	37,097	—	—	—		37,097
Common limited partners’ interests	288,850	—	—	1,113,750	(a)	1,397,621
				(4,979)	(e)
General partner’s interest	5,563	—	—	23,076	(a)	28,537
				(102)	(e)
Stockholder’s equity	—	922,581	576,073	(1,498,654)	(c)	—
Accumulated other comprehensive loss	(29,509)	—	—	—		(29,509)

Total partners’ capital	302,001	922,581	576,073	(366,909)		1,433,746

	$799,166	$926,163	$578,956	$404,091		$2,708,376

ATLAS PIPELINE PARTNERS, L.P. AND SUBSIDIARIES
PRO FORMA CONSOLIDATED STATEMENT OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2007
(in thousands, except per unit data)
(Unaudited)

	Historical	Historical	Historical
	Atlas	Andadarko	Anadarko	Acquisition
	Pipeline	Chaney Dell	Midkiff/Benedum	Adjustments		Pro forma
Revenue:
Natural gas and liquids	$206,968	$167,734	$135,460	$—		$510,162
Transportation and compression – affiliates	16,178	—	—	—		16,178
Transportation and compression – third parties	20,426	13,671	208	—		34,305
Other income (loss)	(30,620)	—	—	4,159	(f)	(26,461)

Total revenue and other income (loss)	212,952	181,405	135,668	4,159		534,184

Costs and expenses:
Natural gas and liquids	174,912	136,460	96,314	—		407,686
Plant operating	9,045	6,175	6,923	—		22,143
Transportation and compression	6,322	—	—	—		6,322
General and administrative	12,311	—	—	2,500	(g)	14,811
Compensation reimbursement – affiliates	1,428	—	—	—		1,428
Depreciation and amortization	13,205	—	—	34,690	(h)	47,895
Interest	14,086	—	—	34,180	(i)	54,467
				915	(j)
				5,081	(e)
				205	(k)
Minority interest	—	—	—	1,909	(l)	1,909

Total costs and expenses	231,309	142,635	103,237	79,480		556,661

Net income (loss)	(18,357)	38,770	32,431	(75,321)		(22,477)
Preferred unit dividend effect	(3,756)	—	—	—		(3,756)
Preferred unit imputed dividend cost	(1,234)	—	—	15	(m)	(1,219)

Net income (loss) attributable to common limited partners and the general partner	$(23,347)	$38,770	$32,431	$(75,306)		$(27,452)

Allocation of net loss attributable to common limited partners and the general partner:
Common limited partners’ interest	$(30,612)					$(34,634)
General partner’s interest	7,265					7,182

Net income (loss) attributable to common limited partners and the general partner	$(23,347)					$(27,452)

Net loss attributable to common limited partners per unit:
Basic	$(2.34)					$(0.90)

Diluted	$(2.34)					$(0.90)

Weighted average common limited partner units outstanding:
Basic	13,080					38,649

Diluted	13,080					38,649

ATLAS PIPELINE PARTNERS, L.P. AND SUBSIDIARIES
PRO FORMA CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006
(in thousands, except per unit data)
(Unaudited)

	Historical	Historical	Historical
	Atlas	Andadarko	Anadarko	Acquisition
	Pipeline	Chaney Dell	Midkiff/Benedum	Adjustments		Pro forma
Revenue:
Natural gas and liquids	$391,356	$327,078	$263,105	$—		$981,539
Transportation and compression – affiliates	30,189	—	—	—		30,189
Transportation and compression – third parties	30,735	26,990	400	—		58,125
Other income (loss)	12,412	—	—	8,318	(f)	20,730

Total revenue and other income (loss)	464,692	354,068	263,505	8,318		1,090,583

Costs and expenses:
Natural gas and liquids	334,299	268,118	182,644	—		785,061
Plant operating	15,722	17,201	20,518	—		53,441
Transportation and compression	12,013	—	—	—		12,013
General and administrative	18,990	—	—	5,000	(g)	23,990
Compensation reimbursement – affiliates	2,319	—	—	—		2,319
Depreciation and amortization	22,994	—	—	69,380	(h)	92,374
Interest	24,572	—	—	68,361	(i)	100,466
				1,829	(j)
				5,081	(e)
				693	(k)
				1,725	(n)
				(938)	(o)
				(857)	(o)
Minority interest	118	—	—	3,152	(l)	3,152
				(118)	(o)

Total costs and expenses	431,027	285,319	203,162	153,308		1,072,816

Net income (loss)	33,665	68,749	60,343	(144,990)		17,767
Preferred unit dividend effect	—	—	—	(3,756	)(k)	(3,756)
Preferred unit imputed dividend cost	(1,898)	—	—	(600	)(m)	(2,498)

Net income (loss) attributable to common limited partners and the general partner	$31,767	$68,749	$60,343	$(149,346)		$11,513

Allocation of net income (loss) attributable to common limited partners and the general partner:
Common limited partners’ interest	$16,558					$(3,288)
General partner’s interest	15,209					14,801

Net income (loss) attributable to common limited partners and the general partner	$31,767					$11,513

Net income (loss) attributable to common limited partners per unit:
Basic	$1.29					$(0.09)

Diluted	$1.27					$(0.09)

Weighted average common limited partner units outstanding:
Basic	12,884					38,649

Diluted	13,053					38,649

ATLAS PIPELINE PARTNERS, L.P. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

(a)	To reflect the net proceeds of (1) $1,113.7 million from our private placement of 25.6 million common units to investors, including 3.8 million to our general partner, at a negotiated purchase price of $44.00 per unit and a $23.1 million capital contribution by our general partner to maintain its 2% general partner interest and (2) the issuance of an $830.0 million senior secured term loan and $15.0 million of borrowings under our new $300.0 million senior secured revolving credit facility, both of which were used to finance the acquisition of the Assets and related acquisition and financing costs.

(b)	To reflect the partial application of the $1,981.8 million of net proceeds from the private placement of common units and borrowings under our term loan and new credit facility for (1) the repayment of existing borrowings under our previous revolving senior secured credit facility for $74.0 million, (2) the payment of $11.5 million of senior secured term loan and revolving credit facility fees and other transaction costs, which will be amortized over the remaining term of the respective debt instrument, and (3) the payment of acquisition costs, including a tax payment of $30.2 million and other estimated costs of approximately $9.7 million, which are allocated to the underlying assets and liabilities acquired as described in note (c). Due to the recent date of the Chaney Dell and Midkiff/Benedum acquisitions, the purchase price allocations for these assets acquired and liabilities assumed are based upon estimated fair values, which are subject to adjustment and could change significantly as we continue to evaluate this preliminary allocation.

(c)	To reflect the formation of the joint ventures in connection with our acquisition of control of the Assets and the preliminary allocation of the acquisition consideration to the underlying assets and liabilities, including (1) our contribution of $1.85 billion and Anadarko’s contribution of the Assets, with Anadarko’s members’ interest in the joint venture represented as Minority Interest on our pro forma balance sheet, and (2) the preliminary allocation of acquisition costs incurred as described in note (b) to the assets and liabilities acquired. Due to the recent date of the Chaney Dell and Midkiff/Benedum acquisitions, the purchase price allocations for these assets acquired and liabilities assumed are based upon estimated fair values, which are subject to adjustment and could change significantly as we continue to evaluate this preliminary allocation.

(d)	To reflect the note receivable issued to Anadarko of $1.85 billion from the joint ventures and the reclassification of such note as Minority Interest in the pro forma balance sheet.

(e)	To reflect the write-off of unamortized deferred financing costs in connection with our previously existing senior secured revolving credit facility. We entered into a new $300.0 million senior secured revolving credit facility in connection with the acquisition of the Assets.

(f)	To reflect interest income on the $1.85 billion note receivable issued by the joint ventures to Anadarko.

(g)	To reflect estimated indirect costs expected to be incurred for the Assets for the respective periods as the amounts included for the Assets only represent revenues and direct operating expenses.

(h)	To reflect the adjustment to depreciation expense for the Assets based upon the estimated fair value allocated to the assets acquired and calculated using the estimated depreciable lives ranging from 3 to 40 years and the straight-line depreciable method.

(i)	To reflect the adjustments to interest expense resulting from the issuance of an $830.0 million senior secured term loan and $15.0 million of borrowings under our new $300.0 million senior secured revolving credit facility, both of which were used to finance the acquisition of the Assets and related acquisition and financing costs, at a current interest rate of approximately 8.1%.

(j)	To reflect the amortization of deferred financing costs related to our new senior secured term loan and credit facility over each borrowing instrument’s respective term.

(k)	To adjust (1) the preferred unit dividend effect to reflect the amount as if it had been incurred as of the beginning of the period presented and (2) interest expense upon the $8.5 million of senior unsecured notes issued in April 2007 with regard to the preferred unit dividend. In April 2007, we and the holder of our preferred units, Sunlight Capital Partners, LLC (“Sunlight Capital”), agreed to amend our agreement for the sale of the preferred units. In consideration of this consent, we issued $8.5 million of our 8.125% senior unsecured notes due 2015 to Sunlight Capital. With respect to this issuance of senior unsecured notes to Sunlight Capital, we reduced net income attributable to common limited partners and the general partner in April 2007 by $3.8 million of this amount, which is the portion deemed to be attributable to the concessions of the common limited partners and the general partner to the preferred unitholder, on our consolidated statements of income.

(l)	To reflect Anadarko’s 5% member interest in the operating results of the joint ventures formed in connection with our acquisition of control of the Assets.

(m)	To adjust the imputed dividend cost of our 6.5% cumulative convertible preferred units to reflect the amount as if the preferred units were issued as of the beginning of the respective periods presented.

(n)	To reflect the adjustment to interest expense to finance borrowings under our then existing credit facility of $69.0 million incurred in connection with our acquisition of the remaining 25% interest in NOARK at a interest rate of 7.5%. As discussed in note (m), the borrowings under our then existing credit facility to finance the acquisition of our 25% interest in NOARK was subsequently repaid principally with the net proceeds from the May 2006 issuance of additional common units, the May 2006 issuance of senior unsecured notes, and the May 2006 issuance of preferred units. The effect of the adjustments discussed in note (l) is to remove the effect of the interest expense on the borrowings under the then existing credit facility to finance the acquisition of the 25% interest in NOARK and to reflect interest expense upon the transactions undertaken to finance the acquisition.

(o)	To reflect the elimination of the interest associated with the NOARK notes and minority interest in NOARK in connection with our acquisition of the remaining 25% interest in NOARK in May 2006 and the seller’s agreement to acquire the issuer of the NOARK notes and retain the obligation for the outstanding NOARK notes, with the result that neither we nor NOARK had any further liability with respect to such notes. Adjustments have also been included to reflect the reduction to interest expense resulting from repayment of amounts outstanding under our then existing credit facility with the net proceeds from (1) our May 2006 equity offering, (2) our May 2006 issuance of senior unsecured notes and the amortization of deferred financing costs related to the issuance of these notes, and (3) the May 2006 issuance of $10.0 million 6.5% cumulative convertible preferred units.